UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
July 2013 Up 10.1 % Year over Year

Mexico City, August 5, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for July 2013 increased by 10.1 % when compared to July 2012.

This announcement reflects comparisons between July 1 through July 31, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2012	July 2013	% Change
Cancún	596,191	667,812	12.0
Cozumel	10,944	8,643	(21.0)
Huatulco	45,192	46,303	2.5
Mérida	102,273	108,930	6.5
Minatitlán	10,465	15,057	43.9
Oaxaca	41,297	44,028	6.6
Tapachula	12,738	12,105	(5.0)
Veracruz	74,000	83,162	12.4
Villahermosa	78,268	85,576	9.3
Total Domestic	971,368	1,071,616	10.3

International
Airport	July 2012	July 2013	% Change
Cancún	852,046	939,450	10.3
Cozumel	36,565	36,617	0.1
Huatulco	2,154	2,931	36.1
Mérida	11,691	13,191	12.8
Minatitlán	500	892	78.4
Oaxaca	5,594	6,486	15.9
Tapachula	645	836	29.6
Veracruz	11,455	10,848	(5.3)
Villahermosa	7,166	7,760	8.3
Total International	927,816	1,019,011	9.8

ASUR Page 1 of 2

Total
Airport	July 2012	July 2013	% Change
Cancún	1,448,237	1,607,262	11.0
Cozumel	47,509	45,260	(4.7)
Huatulco	47,346	49,234	4.0
Mérida	113,964	122,121	7.2
Minatitlán	10,965	15,949	45.5
Oaxaca	46,891	50,514	7.7
Tapachula	13,383	12,941	(3.3)
Veracruz	85,455	94,010	10.0
Villahermosa	85,434	93,336	9.2
ASUR Total	1,899,184	2,090,627	10.1

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 5, 2013